Exhibit 99.1

Euro Tech Holdings Company Limited Announces Reverse Stock Split

Hong Kong — January 12, 2012 — Euro Tech Holdings Company Limited (Nasdaq: CLWT, the “Company”) today announced that its Board of Directors has approved a two (2) for eleven (11) reverse stock split (“Reverse Split”) of the Company’s ordinary shares (“Ordinary Shares”).  The Reverse Split will be effective at 5:00 P.M., New York time, on January 13, 2012. Immediately upon the Reverse Split becoming effective, every eleven (11) Ordinary Shares outstanding prior to the Reverse Split (“Old Shares”) will be converted to two (2) Ordinary Shares (“New Shares”). Any owner of less than a single full share of the New Shares will receive cash in lieu of the fractional shares.

The Company’s transfer agent, American Stock Transfer & Trust Company, LLC, will process the corporate action. The Company’s shareholders are required to exchange their current stock certificates for new stock certificates representing New Shares upon receipt of instructions and documents necessary to obtain the new certificates from American Stock Transfer & Trust Company, LLC. Furthermore, a “D” will be added on the ticker symbol once the Reverse Split is effective and will be removed after 30 days.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2010.

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or
Jerry Wong, CFO
Tel: 852-2814-0311
Fax: 852-2873-4887
Website: http://www.euro-tech.com